Exhibit 99.2
FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS
BUILDERS FIRSTSOURCE, INC.
58,571,428 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
Builders FirstSource, Inc.
, 2009
Dear Stockholder:
     This notice is being distributed by Builders FirstSource, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at the close of business, on December 14, 2009 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights are described in the Company’s Prospectus, dated          , 2009 (the “Prospectus”).
     In the Rights Offering, the Company is offering an aggregate of 58,571,428 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on         , 2010, unless extended by the Special Committee of the Board of Directors of the Company, provided that the expiration date of the Rights Offering may not be extended by more than ten days without the prior written consent of JLL Partners Fund V, L.P. (“JLL”) and Warburg Pincus Private Equity IX, L.P. (“Warburg Pincus”) (as it may be extended, the “Expiration Date”).
     As described in the accompanying Prospectus, you will receive [•] Rights for every share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional Rights.
     Each whole Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $3.50 per share (the “Subscription Price”). Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering. Fractional Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 58,571,428 shares of Common Stock in the Rights Offering. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive [•] Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase [•] shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege.
     In addition, each holder of Rights (other than JLL and Warburg Pincus) who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $3.50 per share, for additional shares of Common Stock up to the number of shares for which such holder subscribed under his Basic Subscription Privilege on a pro rata basis if any Underlying Shares are not purchased by other holders of Rights under their Basic Subscription Privileges as of the Expiration Date (the “Excess Shares”). “Pro rata” means in proportion to the number of shares of Common Stock that you and the other Rights holders who have exercised your Basic Subscription Privileges on your Common Stock holdings have requested to purchase pursuant to the Over-Subscription Privilege. Each holder of Rights may exercise his Over-Subscription Privilege only if he exercised his Basic Subscription Privilege in full and other holders of Rights do not exercise their Basic Subscription Privileges in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Privileges. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Privilege in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Privilege. See “The Rights Offering—Subscription Privileges” in the Prospectus.
     JLL and Warburg Pincus have severally agreed to purchase from us, at the Subscription Price, unsubscribed shares of Common Stock such that gross proceeds of the Rights Offering will be no less than $75.0 million. In addition, to the extent gross proceeds of the Rights Offering are less than $205.0 million, each of JLL and Warburg Pincus has agreed to exchange up to $48.909 million aggregate principal amount of our Second Priority Senior Secured Floating Rate Notes due 2012 (the “2012 Notes”) indirectly held by it for shares of our Common Stock at an exchange price equal to the Subscription Price, subject to proration from the participation of other holders of 2012 Notes who submit for exchange their 2012 Notes for shares of our Common Stock not subscribed for through the exercise of Rights in the Rights Offering.
     The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The Rights will be transferable until the close of business on the last trading day preceding the Expiration Date, at which time they will cease to have value.
     Enclosed are copies of the following documents:
1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Builders FirstSource, Inc. Subscription Rights Certificates; and

4.	A return envelope addressed to BNY Mellon Shareowner Services, the Subscription Agent.

     Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for by cashier’s or certified check drawn upon a United States bank payable to BNY Mellon Shareowner Services, as Subscription Agent, or by wire transfer of immediately available funds, to the subscription account maintained by the Subscription Agent at [•], [•], ABA#[•], Account No. [•], Ref: Builders FirstSource, Inc. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.
     Additional copies of the enclosed materials may be obtained from the Information Agent, BNY Mellon Shareowner Services. The Information Agent’s toll-free telephone number is (800) 777-3674. Banks and brokers please call collect at (201) 680-6676.
Very truly yours,
BUILDERS FIRSTSOURCE, INC.